SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

COMMISSION FILE NUMBER 1-9037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below: The IT Corporation Retirement Plan.

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: The IT Group, Inc., 2790 Mosside Boulevard, Monroeville, PA 15146.

The IT Corporation Retirement Plan Audited Financial Statements and Supplemental Schedule Year ended December 31, 2000

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i)-Schedule of Assets Held at End of Year	9

Report of Independent Auditors

IT Corporation
   as Plan Administrator of
   The IT Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The IT Corporation Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000 is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

      /s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
May 18, 2001

The IT Corporation Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value	$260,823,303	$261,671,425

Receivables:
Employer contributions	662,416	2,529,194
Employee contributions	1,411,717	1,784,359

	2,074,133	4,313,553

Net assets available for benefits	$262,897,436	$265,984,978

See accompanying notes.

The IT Corporation Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

Additions:
Investment income:
Interest and dividend income	$16,845,002
Net depreciation in fair value of investments	(27,280,191)

(10,435,189)
Contributions:
Employer contributions	8,509,893
Employee contributions	25,228,434
Other additions	759

33,739,086

Total additions	23,303,897

Deductions:
Benefit and withdrawal payments to participants	26,384,712
Other deductions	6,727

Total deductions	26,391,439

Decrease in net assets available for benefits	(3,087,542)
Net assets available for benefits, beginning of year	265,984,978

Net assets available for benefits, end of year	$262,897,436

See accompanying notes.

The IT Corporation Retirement Plan

Notes to Financial Statements

December 31, 2000

1.   Description of Plan

The following description of The IT Corporation Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The IT Corporation Retirement Plan is a defined contribution profit sharing plan which covers substantially all employees of The IT Group, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may make contributions to the Plan upon date of hire with the Company. The Plan permits annual employee contributions ranging from 1% to 15% of participants' eligible compensation. Effective January 1, 1999, the Company contributes up to 4% of participants' eligible compensation by matching 100% of each participant's contribution (up to 4% of eligible compensation). Eligible employees may participate in the Company's match contribution beginning on the next January 1 or July 1 after completion of a year of service, as defined by the plan document.

In addition, the Company may, in its sole discretion, contribute a discretionary amount determined by the Company's board of directors based on the financial success of the Company. This amount is allocated to participants' accounts based on the amount of compensation deferred by each participant. Discretionary contributions made by the Company for the year ended December 31, 1999 were approximately $1,746,000. There were no discretionary contributions approved for the year ended December 31, 2000.

Participant Accounts

Each participant elects a fund or a combination of funds for the investment of their account. The Company, at its discretion, may direct that any or all of the employer matching contribution for any plan year be made in or invested in the Company Stock Fund. For the year ended December 31, 2000, the Company's match contribution was allocated to the funds chosen by the participants. The income of the Plan, together with any gains in the value of the investments, increases participants' accounts proportionately based on their account balances to total account balances.

Losses reduce participants' accounts in the same manner. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions and to pay administrative expenses of the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in employer contributions at the rate of 20% after two years of service and an additional 20% for each year of service thereafter, until participants are 100% vested after six years of service.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Prior to May 27, 1998, loan terms ranged from six months to three years. The Plan was amended May 27, 1998 to permit loans of at least $2,000 to be repaid over a period not to exceed five full years. The loans are secured by the balance in the participant's account and bear interest at rates between 8.75% and 10.50%. Principal and interest are paid ratably through monthly payroll deductions.

Hardship Withdrawals

The Plan allows participants to make one withdrawal per calendar quarter upon incurring a hardship as determined by the Company in accordance with the rules of uniform application which the Company may from time to time prescribe.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in registered investment companies and common stock are valued at quoted market prices on the last business day of the plan year. The participant notes receivable are valued at cost, which approximates fair value.

Investment Transactions Gains and Losses

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses from investment transactions represent the difference between the proceeds received and the weighted average cost of the securities sold. Unrealized gains and losses on investments are measured by the change in the difference between the market value of the investments held at the beginning and end of the plan year. Cash dividends are recorded on the ex-dividend dates, and interest is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2000	1999

Fidelity Equity Income Fund	$34,603,158	$35,227,874
Fidelity Magellan Fund	96,093,665	99,055,188
Fidelity Retirement Money Market Fund	51,836,890	62,690,685
MDSWI Small Company Growth Fund B	16,266,661	6,915,699

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Investment in registered investment companies	$(25,407,309)
Company Stock Fund	(1,872,882)

$(27,280,191)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 27, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter; therefore, the amendments are not covered by the determination letter. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is exempt.

5. Transactions with Parties-in-Interest

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Trustee and investment fees paid during 2000 were based upon customary and reasonable rates for such services.

One of the investment vehicles available to employees, the Company Stock Fund, contains stock of the Company.

Supplemental Schedule

The IT Corporation Retirement Plan

EIN 94-1259053 Plan #002

Schedule H, Line 4(i)—Schedule of Assets Held at End of Year

December 31, 2000

Description of Investment	Number of Shares	Cost	Current Value

Interest in Registered Investment Companies:

*Fidelity Asset Manager Fund	270,769	$4,892,712	$4,554,329
*Fidelity Asset Manager Growth Fund	646,333	12,067,497	10,283,155
*Fidelity Asset Manager Income Fund	236,084	2,896,656	2,769,260
*Fidelity Equity Income Fund	647,635	30,290,980	34,603,158
*Fidelity Intermediate Bond Fund	946,956	9,512,553	9,507,439
*Fidelity Magellan Fund	805,479	85,427,095	96,093,665
*Fidelity Overseas Fund	323,098	12,393,538	11,104,863
*Fidelity Puritan Fund	343,614	6,220,791	6,470,250
MDSWI Small Company Growth Fund B	1,523,096	20,281,429	16,266,661
Spartan US Equity Index Fund	191,039	9,402,028	8,942,552
*Fidelity Retirement Money Market Fund	51,836,890	51,836,890	51,836,890
*Company Stock Fund	783,787	4,939,471	3,415,088
*Participant loans (8.75% to 10.50%)	—	—	4,975,993

		$250,161,640	$260,823,303

*Party-in-interest